

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2011

Matthew R. Diehl, President
Swingplane Ventures, Inc.
220 Summit Blvd. #402
Broomfield, Colorado 80021

> **Re: Swingplane Ventures, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed February 14, 2011**
> **File No. 333-168912**

Dear Mr. Diehl:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 7

1.   We note your response to comment two of our letter dated January 11, 2011, and we reissue it in part. Please revise risk factor two on page seven to clarify that Mr. Diehl has resigned from PaperFree Medical Solutions, Inc. In addition, please revise to clarify PaperFree Medical Solutions did not file either a Form 15 or any delinquent periodic report prior to Mr. Diehl's resignation on November 16, 2010 in both risk factors two and 16. Also, please clarify the date that Mr. Diehl first was appointed to be an officer and director of PaperFree Medical Solutions, as you disclose it was August 3 on page 10 and August 8 on page 23.

2.   In addition, as previously requested in comment two of our letter dated January 11, 2011, please discuss the risks to the company of the fact that the control person and sole member of management is affiliated with two delinquent reporting companies. The added disclosure regarding the failure of PaperFree to file a Form 8-K for your departure does not represent the entirety of the company's delinquency.

3. On page 23, you reference that a "copy of Mr. Diehl's resignation has been attached as reference hereto." We are unable to locate a resignation letter attached to either your registration statement as an exhibit or your response letter. Please revise or advise.

Use of Proceeds, page 11

4. We note your response to comment three of our letter dated January 11, 2011, and we reissue it. Your revisions still indicate wide discretion in how you will use the proceeds from this offering. And you continue to state that "such allocations are subject to reapportionment among the categories listed above or to new categories altogether as management may deem necessary." Please revise here and other appropriate places to identify the specific contingencies where you may change your use of proceeds and indicate with specificity how the use of proceeds would change under each of those circumstances, or remove such disclosure. See Instruction 7 to Item 504 of Regulation S-K. We note similar disclosure in the 12 month growth strategy and milestones discussion on pages 18, 21, and 22.

Description of Business, page 14

5. We note your response to comment five of our letter dated January 11, 2011, and we reissue it. Please revise each statement to clearly indicate by these items listed in our prior comment are long term activities that are entirely dependent on future financing and that these may not occur. We note these items are located on pages 5 and 15 through 18 of your registration statement. Otherwise, delete those items, as much of those activities are speculative in nature due to your lack of operating history and liquidity after the offering.

Distribution, page 15

6. We note your response to comment seven of our letter dated January 11, 2011, and we reissue it in part. Please revise to clarify whether you have actually received a price quote from webpagefx.com or whether you are relying on the Price Quote Calculator on their website. Also, please clarify whether your price quotes involve a very basic design with limited functionality and whether such a site would be able to process or generate any significant amount of sales. You should also disclose whether the costs to make your website fully functional may greatly exceed the $5,000 to $9,000 amounts disclosed on pages 24 and 25.

Plan of Operation, page 21

7. We note your response to comment nine of our letter dated January 11, 2011, and we reissue it. Please revise to indicate your cash balance at the most recent date practicable.

Financial Statements for the Period from June 24, 2010 (Inception) through September 30, 2010, page F-1

Financial Statement Updating

8.   Please update your financial statements, as applicable, pursuant to Rule 8-08 of Regulation S-X. Also revise your summary financial information on page six to include the data from your updated financial statements.

Statement of Operations, page F-11

9.   We note that the financial information for the three months ended September 30, 2010 is not included in the cumulative period data in your statement of operations (page F-11) and statement of cash flows (page F-13). Please confirm to us that you will include all cumulative data in your updated financial statements for the interim period ended December 31, 2010 and the notes to those financial statements.

Statement of Cash Flows, page F-13

10.   We note that the cash of $3,327 on your balance sheet (page F-11) does not agree with the ending cash and cash equivalents of $1,541 on your statement of cash flows. Please ensure that these two amounts agree on your updated financial statements for the interim period ended December 31, 2010.

Consent of Independent Registered Public Accounting Firm, Ex. 23.1

11.   We note on page F-2 that the audit report date on your June 30, 2010 financial statements has been revised to July 30, 2010. We further note in Exhibit 23 that your independent accountant consents to the inclusion of his report dated July 27, 2010. Please advise your independent accountant to reference the audit report date in his future consents. In this regard, the audit report date referenced in the consent should be consistent with the date of the audit opinion.

You may contact John Archfield, accounting examiner, at (202) 551-3315 or Ryan Milne, Accounting Branch Chief, at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, legal examiner, at (202) 551-3297 or Pam Howell, Special Counsel, at (202) 551-3357 with any other questions.

Sincerely,

/s/Pamela Howell
for

John Reynolds,
Assistant Director